Exhibit 99.1

BeyondSpring Appoints Forty Seven, Inc., Co-Founder and Stanford Hematology Veteran, Dr. Ravindra Majeti, to Board of Directors

Gilead Acquired Forty Seven in March 2020 for $4.9 Billion

NEW YORK – August 18, 2020 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies, today announced that the Company has appointed Dr. Ravindra Majeti, Chief of Hematology, Stanford University, to BeyondSpring’s Board of Directors. In 2014, Dr. Majeti co-founded Forty Seven, Inc., a clinical-stage immuno-oncology company developing therapies targeting cancer immune evasion pathways and specific cell targeting approaches based on technology licensed from Stanford. In March 2020, Gilead acquired Forty Seven for $4.9 billion.

“I believe in working with people who share my values of enhancing the practice of medicine and improving the care of patients with cancer,” said Dr. Majeti. “BeyondSpring is an innovative, data-driven and patient-oriented organization that is working diligently to create a new standard of care for cancer patients, and I am excited to join the Board. Just like Forty Seven, BeyondSpring’s strong science, coupled with its dedicated, experienced management team, will transform cancer care as we know it today and improve the global biopharmaceutical space as a whole in the near future.”

Dr. Majeti currently serves as Chief, Division of Hematology, at Standard University, a position that he has held since 2017. He is also Co-Director of the Lymphoma and Leukemia Program at Stanford Cancer Institute, as well as Professor of Medicine, Hematology. Dr. Majeti received his A.B. in biochemical sciences from Harvard University and his Ph.D. and M.D. from the University of California, San Francisco. He completed his residency in internal medicine at Brigham and Women’s Hospital and his fellowship in hematology at Stanford.

“We are honored to have Dr. Majeti join our Board,” added Dr. Lan Huang, BeyondSpring’s CEO. “His guidance will help the Company to translate solid science into business value, as evidenced by his work with Forty Seven. He led his company to become a highly valuable, innovative oncology division for Gilead. In addition, Dr. Majeti’s expertise and clinical experience in hematological cancer will help us to further develop Plinabulin for the chemotherapy-induced neutropenia indication, especially for patients suffering from hematologic cancer. We look forward to working closely with Dr. Majeti to take BeyondSpring to the next level.”

About BeyondSpring
Headquartered in New York, BeyondSpring is a global, clinical-stage biopharmaceutical company focused on developing innovative immuno-oncology cancer therapies to improve clinical outcomes for patients with high unmet medical needs. BeyondSpring’s first-in-class lead immune asset, Plinabulin, is a potent antigen-presenting cell (APC) inducer. It is currently in two Phase 3 clinical trials for two severely unmet medical needs indications: one is for the prevention of chemotherapy-induced neutropenia (CIN), the most frequent cause for a chemotherapy regimen dose’s decrease, delay, downgrade or discontinuation, which can lead to suboptimal clinical outcomes. The other is for non-small cell lung cancer (NSCLC) treatment in EGFR wild-type patients. As a “pipeline drug,” Plinabulin is in various I/O combination studies to boost PD-1 / PD-L1 antibody anti-cancer effects. In addition to Plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets and a drug discovery platform dubbed “molecular glue” that uses the protein degradation pathway.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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